Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARRICK GOLD LIMITED**
ABN	**55 100 405 954**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	FRANK CARR
Date of last notice	12 January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 & 17 January 2007
No. of securities held prior to change	44,400,000
Class	Fully paid ordinary shares
Number acquired	100,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0..98 per share
No. of securities held after change	44,500,000 F/P ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

17 January 2007

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	CARRICK GOLD LIMITED
ACN	100 405 954

1. Details of substantial holder

Name	FRANK CARR
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	17 January 2007
The previous notice was given to the company on	12 January 2007
The previous notice was dated	12 January 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power	Present notice Person's votes	Voting power
F/P ordinary shares	44,400,000	46.5%	44,500,000	46.6%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16&17 Jan. '07	Frank Carr	on-mkt trades	$0..98 per share	100,000 F/P shares	

4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	and Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Frank Carr		do.	direct	44,500,000 F/P shares	46.6%

5. Changes in association
The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows: Not applicable
Name and ACN/ARSN (if applicable) Nature of association

6. Addresses
The addresses of persons named in this form are as follows:

c/- G.P.O. Box 2567, Perth, WA 6001

Electronic Lodgement print name: FRANK CARR capacity: Director date: 17 January 2007

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CARRICK GOLD LIMITED

ABN	Quarter ended ("current quarter")
55 100 405 954	31 DECEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(623)	(834)
	(ex GST) (b) development	-	
	(c) production	-	
	(d) administration	(160)	(328)
1.3	Dividends received	-	
1.4	Interest and other items of a similar nature received	22	40
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other: -	-	-
		-	-
	Net Operating Cash Flows	(761)	(1,122)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
			-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)		
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(761)	(1,122)

+ See chapter 19 for defined terms.

CARRICK GOLD LIMITED
ACN 120 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Gold in Every Hole

11th January 2007

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF
Prices as at 9th January 2007	
Gold price	US$611/oz
Carrick Gold Shares	AU$0.935

A 20-hole drilling programme has proved gold in every hole.

Highlights

Drilling Highlights include:

- **PFRC 305 1m @ 9.91g/t Au**
- **PFRC 306 2m @ 28.29g/t Au**
- **PFRC 308 1m @ 16.84g/t Au**
- **PFRC 310 3m @ 14.71g/t Au**
- **PFRC 314 1m @ 7.90g/t Au**
- **PFRC 316 1m @ 7.80g/t Au**
- **PFRC 322 1m @ 21.59g/t Au**



CARRICK GOLD LIMITED
ACN 100 435 354
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Advanced close-spaced exploration drilling at Parrot Feathers on the Eastern Structure has strengthened the geological model by increasing intersection widths and gold grades. The greater widths and grades have been established though drilling on 20 metre and 10 metre grid patterns (Refer: Table A).

Recent drilling targeted minersalisation between 100m and 150m however this mineralization continues to the surface and at depth.

The proven existence of the higher-grade mineralised corridors hosting the thicker quartz-gold structures trending in a grid north direction enables the specific high grade mineralisation to be followed and found to occur north of Parrot Feathers. Drill hole PFRC322 on drill traverse 48740N has made a significant intersection (Refer: Table A). This is the most northern drill hole on the Eastern Structure. This intersection confirms that significant gold mineralisation continues further north of Parrot Feathers increasing the known resource.

Continuity of the higher grade mineralised zones is interpreted to be the intersection of two sets of structures trending north and northwest associated with folded meta-sedimentary rock sequences. At Parrot Feathers the folded sedimentary sequence is overturned and dipping to the east affecting the orientation of the mineralised structures. Drilling to the west has improved intersection widths by including significant mineralised alteration.

Recent exploration drilling has defined mineralised structures of significant widths and grades on the Central Structure - 400 metres west of Parrot Feathers. Potential mineralisation exists to the north and south of this new discovery and is open at depth. Results from 4 metre composite samples and the location of old workings 800 metres to the south suggests another large gold mineralised system parallel to Parrot Feathers and the Eastern Stucture.

Drling on the Eastern Structure has commenced with an R.C. pre-collar hole drilled. This is the precursor to diamond drilling which will test for high grade structures at depth.

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

TABLE A

HOLE_ID	HOLE INTERSECTION			
	FROM	TO	Thickness	INTERSECTION
	(m)	(m)	(m)	(g/t)
PFRC304	116	117	1	2.83
	124	126	2	3.3
PFRC305	132	133	1	1.39
	135	136	1	1.01
	139	140	1	1.42
	143	149	6	3.79
				inc. 1m @ 9.91 g/t
PFRC306	133	140	7	10.79
				inc. 2m @ 28.29 g/t
PFRC307	130	131	1	2.33
	162	163	3	5.58
PFRC308	134	137	3	8.58
				inc. 1m @ 16.84 g/t
PFRC309	110	111	1	1.69
	112	113	1	1.23
	114	115	1	1.06
	127	130	3	1.75
	140	141	1	2.26
PFRC310	109	114	5	9.14
				inc. 3m @ 14.71 g/t
	117	120	3	3.46
PFRC311	137	138	1	2.03
	147	156	9	1.73
PFRC312	105	106	1	1.57
	110	111	1	1.62
	134	139	5	2.41
PFRC313	138	139	1	1.67
	154	157	3	2.71
PFRC314	69	68	2	2.14
	119	120	1	6.73
	126	130	4	2.47
				inc. 1m @ 7.90 g/t
PFRC315	103	111	8	3.39
PFRC316	96	67	1	1.19
	98	100	2	2.38
	105	106	1	2.23
	109	110	1	1.52
	114	118	4	3.36
				inc. 1m @ 7.80 g/t
	133	137	4	3.52
PFRC317	144	146	2	2.86
PFRC318	172	174	2	1.35
PFRC319	152	154	2	1.42
	175	178	3	2.13

TABLE A (cont.)

PFRC320	124	126	2	1.38
	144	145	1	2.57
	149	150	1	1.01
PFRC321	146	147	1	1.09
	150	151	1	2.17
PFRC322	214	221	7	5.13
				inc. 1m @ 21.59 g/t
PFRC323	98	99	1	1.91
	128	130	2	1.91
	192	193	1	2.21

TABLE B

HOLE_ID	HOLE COORDINATES		HOLE ORIENTATION			
	E_Local	N_Local	RL	Depth	Azi	Dip
PFRC304	18413	48101	496	138	270	-70
PFRC305	18520	48530	498	156	270	-70
PFRC306	18530	48530	497	200	270	-70
PFRC307	18510	48518	498	176	270	-70
PFRC308	18521	48508	497	168	270	-70
PFRC309	18522	48498	497	150	270	-70
PFRC310	18551	48459	496	156	270	-70
PFRC311	18510	48460	497	180	270	-70
PFRC312	18520	48490	497	198	270	-70
PFRC313	18511	48570	497	200	270	-70
PFRC314	18550	48570	495	200	270	-70
PFRC315	18560	48600	494	178	270	-70
PFRC316	18558	48620	494	186	270	-70
PFRC317	18551	48660	493	186	270	-70
PFRC318	18551	48705	492	191	270	-70
PFRC319	18520	48600	495	192	270	-70
PFRC320	18521	48699	493	192	270	-70
PFRC321	18520	48551	497	204	270	-70
PFRC322	18550	48738	492	216	270	-70
PFRC323	18550	48551	495	200	270	-70

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

CARRICK GOLD LIMITED
ACN 100 425 954

Level 9, 37 St. George's Terrace, Perth. WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel. (08) 9225 5544 Fax: (08) 9225 5533

Quarterly Report

for the three months ending 31st December 2006

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF

Prices as at 11th January 2006

Gold price	US$612/oz
Carrick Gold Shares	AU$0.99

Drilling Highlights for 4th Quarter 2006

PFRC301:	**6 metres @ 34.42g/t including 4 metres @ 50.22g/t**
PFRC293:	**4 metres @ 12.42g/t including 2 metres @ 21.9g/t**
PFRC279:	**7 metres @ 4.1g/t including 1 metre @ 8.35g/t**
PFRC284:	**8 metres @ 3.21g/t including 1 metre @ 8.38g/t**
PFRC285:	**4 metres @ 4.98g/t including 1 metre @ 9.24g/t**
PFRC263:	**3 metres @ 3.94g/t including 1 metre @ 8.08g/t**
PFRC299:	**5 metres @ 3.95g/t**
PFRC297:	**4 metres @ 2.88g/t**
PFRC287:	**1 metre @ 14.84g/t**

Highlights

- Continuation of resource north of Parrot Feathers prospect.
- Further high grade results at Lindsays.
- PFRC 301 - 8 metres @ 29.6g/t Au from 136 metres.
- Drilling identifies new mineralised structure over a strike distance of 800 metres.
- 3 drill rigs commissioned.
- Completion of 20 hole R.C. drill programme on Lindsays Eastern Structure with gold values in every hole.
- Conversion of all November 2006 and December 2006 Options, leaving the company with a cash balance of approximately $7 million. The company is debt free.
- Identification of nickel sulphide targets at Halfway Hill.





CARRICK GOLD LIMITED
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Executive Summary

In the three months ending 31st December 2006, Australian gold company Carrick Gold Limited completed an advanced close-spaced drilling programme at the Eastern Structure of the Parrot Feathers prospect, near Kalgoorlie in Western Australia. The results obtained form this programme have strengthened the understanding of the geological model and in the process increased intersection widths and gold grades.

A 68 hole R.C. drill campaign for 11,195 metres targeting high grade structures found between 150 and 200 metres. These results and those of previously reported results confirm that mineralisation continues to the surface and at depth. Results of this programme are being compiled to form part of a significant resource upgrade.

Shallow drilling at New Discovery (Refer: Figure 1) has identified gold mineralisation similar to the Lindsays Eastern Structure. Eighty three holes for 2,943 metres were completed during the quarter and deeper holes are being planned for future drill programmes. An initial resource statement of JORC compliance will be the results of this programme.

All tenements are in good standing with expenditure requirements being met.

Figure 1: Lindsays Project - Soil Geochemistry at NEW DISCOVERY


6644500
6644000
6643500
6643000
373500
374000
374500
375000
P271519
P27/1198
Parrot Feathers
M27/169
P27/1638
Soil Analysis
0-25ppbAu
25-50ppbAu
50-75ppbAu
75-100ppbAu
100+ppbAu
NEW DISCOVERY
Trial Pit
Lindsays Project
Central Structure
Eastern Structure
N
Western Structure
Granite Stock
Nook
0 160 320 480
Scale 1:8000

CARRICK GOLD LIMITED
ACN 100 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Drill Programme Acceleration in 2007

21st December 2006

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Stock Exchange Code	OBF

Prices at 20th December 2006

Gold price	US$619/oz
Carrick Gold Shares	AU$0.845





Carrick Gold Limited is pleased to announce that it has 2 R.C. drilling rigs and 1 Diamond rig commissioned to accelerate its plan to commence mining feasibility studies by the end of the second quarter of 2007.

All rigs will be operating at the Lindsays Project by January 8th, 2007.

A successful drill programme will be completed on 22nd December this year with a resource upgrade expected by 31st January 2007. An independent geologist's review of all resources is expected to be finalised by the end of February 2007.

BEVAN JAGGARD
Company Secretary

CARRICK GOLD LIMITED
ACN 103 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Drilling Highlights
New Mineralised Structure

6th December 2006

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF

Prices at 6th December 2006

Gold price	US$630/oz
Carrick Gold Shares	AU$0.88
Carrick Gold Options	AU$0.66



Highlights

A recently completed R.C. drilling programme of 79 holes at New Discovery, located to the west of Parrot Feathers, has identified mineralised structures over a distance of approximately 800 metres (see Figure 1).

Zones of mineralisation and alteration have been determined with similar characteristics to the Eastern Structure which hosts a resource exceeding 1 million ounces of gold.

One metre samples are currently being assayed with results expected this month.

Drilling of the high grade shoots at north Parrot Feathers on the Eastern Structure is continuing with a resource upgrade being undertaken coupled with an independent audit review of all of Carrick's gold resources.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

Figure 1: Lindsays Project - Soil Geochemistry at NEW DISCOVERY


6644500
6644000
6643500
6643000
373500
374000
374500
375000
P271519
P27/1198
Parrot Feathers
M27/169
P27/1638
NEW DISCOVERY
Trial Pit
Lindsays Project
Central Structure
Eastern Structure
Western Structure
Granite Stock
Nook
N
0
160
320
480
Scale 1:8000
Soil Analysis
0-25ppbAu
25-50ppbAu
50-75ppbAu
75-100ppbAu
100+ppbAu